Exhibit 99.2

Unaudited Interim Consolidated Financial Statements of

HELIX BIOPHARMA CORP.

For the three months ended October 31, 2009 and 2008

Helix BioPharma Corp.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	October 31, 2009 (unaudited)	July 31, 2009
Assets
Current assets
Cash and cash equivalents	$23,540	$14,494
Accounts receivable	1,178	1,053
Inventory	867	858
Prepaid and other expenses	692	1,049
	26,277	17,454

Investments	49	56

Capital assets	1,956	1,809

	$28,282	$19,319

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$1,984	$1,299
Accrued liabilities	843	834
Deferred lease credit	25	25
	2,852	2,158

Deferred lease credit – non current:	90	98

Shareholders’ equity (note 4)	25,340	17,063

Contingent liability (note 8)	$28,282	$19,319

See accompanying notes to unaudited interim consolidated financial statements.

1 of 21

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	For the three months ended October 31
	2009	2008
Revenue
Product revenue	$903	$921
License fees and royalties	117	198
	1,020	1,119
Expenses
Cost of sales	418	447
Research and development	2,925	1,641
Operating, general and administration	677	1,060
Sales and marketing	261	250
Amortization of capital assets	98	64
Amortization of intangible assets	–	3
Stock-based compensation	160	–
Interest income, net	(14)	(205)
Foreign exchange (gain) / loss	(42)	150
	4,483	3,410

Loss before income taxes	(3,463)	(2,291)
Income taxes	10	30
Net loss for the period	$(3,473)	$(2,321)

Loss per share
Basic and diluted	$(0.06)	$(0.05)
Weighted average number of common shares used in the calculation of basic and diluted loss per share	56,991,911	48,518,813

See accompanying notes to unaudited interim consolidated financial statements.

2 of 21

Helix BioPharma Corp.
Unaudited Interim Consolidated Statement of Comprehensive Income/(Loss)
(In thousands of Canadian dollars)

	For the three months ended October 31
	2009	2008

Comprehensive income / (loss):
Net loss for the period	$(3,473)	$(2,321)

Other comprehensive income / (loss), net of income taxes:
Increase / (decrease) in fair value of
available-for -sale investments	(7)	(60)

Total comprehensive income / (loss)	$(3,480)	$(2,381)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Deficit
(In thousands of Canadian dollars)

	For the three months ended October 31
	2009	2008

Deficit, beginning of period	$(72,794)	$(58,692)

Net loss for the period	(3,473)	(2,321)

Deficit, end of period	$(76,267)	$(61,013)

See accompanying notes to unaudited interim consolidated financial statements.

3 of 21

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	For the three months ended October 31
	2009	2008
Cash provided by (used in)
Operating activities
Net loss for the period	$(3,473)	$(2,321)
Items not involving cash
Amortization of capital assets	98	64
Amortization of intangible assets	–	3
Deferred lease credit	(8)	–
Stock-based compensation	160	–
Foreign exchange loss / (gain)	(42)	150
Change in non-cash working capital
Accounts receivable	(125)	(151)
Inventory	(9)	(63)
Prepaid and other expenses	357	224
Accounts payable	685	374
Accrued liabilities	9	102
	(2,348)	(1,618)

Financing activities
Proceeds from issue of common shares and warrants, net of issue costs (note 5(b))	11,597	9,659
	11,597	9,659
Investing activities Purchase of capital assets	(245)	(37)
	(245)	(37)
Effect of exchange rate changes on cash and cash equivalents	42	(150)
Increase (decrease) in cash and cash equivalents	9,046	7,854
Cash and cash equivalents, beginning of period	14,494	19,057
Cash and cash equivalents, end of period	$23,540	$26,911
Supplemental cash flow information
Interest received	$8	$207
Income taxes paid	–	14

See accompanying notes to unaudited interim consolidated financial statements.

4 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1.      Operations
Helix BioPharma Corp.’s (the “Company”) principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment.  In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities.  The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

2.      Basis of presentation
These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 20 to the annual audited consolidated financial statements for the year ended July 31, 2009, and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2009, with the exception of the changes outlined in note 3.  These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2009.  When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize assets and discharge its liabilities in the normal course of operations.  Taking into consideration the cash and cash equivalents balance as at October 31, 2009 of these unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

5 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

3.	Changes in accounting policies
a)
These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July31, 2009, except for the following new accounting pronouncements, which have been adopted effective August 1, 2009.

(i)	Goodwill and Other Intangible Assets:
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3064, Goodwill and Other Intangible Assets.  Section 3064, which replaces Section 3062, Goodwill and Other Intangibles Assets and Section 3450, Research and Development Costs establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this change did not have a material impact on the Company’s interim consolidated financial statements.

(ii)	Credit Risk and the Fair Value of Financial Assets and Liabilities:
In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC-173 on August 1, 2009, and the adoption did not have a material impact on the Company’s interim consolidated financial statements.

(iii)	Financial Instruments - Disclosures:
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3862, Financial Instruments - Disclosures that include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data.  The adoption of this change did not have a material impact on the Company’s interim consolidated financial statements.

(iv)	Financial Instruments – Recognition and Measurement (amendment to Section 3855):
In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances.  The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category.  The amendment applies to reclassification made on or after July 1, 2009.  The application of this amendment did not have any impact on the Company’s consolidated financial statements.  In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  These amendments will apply to the Company’s annual financial statements of 2010. The Company is assessing the impact, if any, of these amendments on its consolidated financial statements.

6 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(b) Recent Canadian accounting pronouncements not yet adopted

(i)	International financial reporting standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is completing a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

(ii)	Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iii)	Consolidated financial statements:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iv)	Non-controlling interests:
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective

7 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.
4.           Shareholders' equity

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,386	$4,792	$(72,794)	$56	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common Stock, issued	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$90,118	59,800,335	$3,102	10,025,000	$3,546	$4,792	$(76,267)	$49	25,340

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,231	$3,925	$(58,692)	$94	$20,522
Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common Stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Stock options expired, unexercised	–	–	–	–	(537)	537	–	–	–
Balances, October 31, 2008	$81,576	53,175,335	$47	3,400,000	$2,694	$4,462	$(61,013)	$34	$3427,800

8 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5.      Share capital
(a)	Preferred shares:
(i)	Authorized 10,000,000 preferred shares.
(ii)	Nil preferred shares issued and outstanding.

(b)	Common shares, share purchase warrants and contributed surplus
(i)	Authorized unlimited common shares without par value.
(ii)	Issued and outstanding:

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock.  Share issue costs totalling $1,984,096 were proportionately allocated to the share purchase warrants $522,640 and common stock $1,461,456.

(c)	Stock options:
(i)
The Company maintains a stock option plan reserving up to 5,317,533 common shares for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Options are granted at the fair market value of the Company’s stock at the grant date, vesting at the discretion of the Board, and may have terms of up to 10 years.

(ii)	Issued and outstanding:

	For the three months ended October 31, 2009		For the fiscal year ended July 31, 2009
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of period	3,564,000	$2.00	2,030,500	$2.45
Outstanding, end of period	3,564,000	$2.00	3,564,000	$2.00
Exercisable, end of period	2,015,250	$2.24	2,015,250	$2.24

9 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on options outstanding and exercisable as of October 31, 2009:

Exercise Price	Weighted average remaining contractual life (in years)	Number of options outstanding	Number of options exercisable
$1.68	7.13	2,065,000	516,250
$2.00	0.66	840,500	840,500
$3.00	1.75	658,500	658,500
		3,564,000	2,015,250

(iii)	Stock-based compensation:
Stock options issued during the three month periods ended October 31, 2009 and 2008 were $nil and $nil.  Stock based compensation expense for the three month periods ended October 31, 2009 and 2008 totalled $160,000 and $nil, respectively. The stock based compensation expense for the three month period ended October 31, 2009 relates to stock options granted on December 17, 2008 which were being expensed over their vesting period.

The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

	Volatility	Risk Free Interest Rate	Expected Life	Dividend Yield

2010	64.30%	2.44%	8 years	0.00%
2009	n/a	n/a	n/a	n/a

6.      Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three month periods ended October 31, 2009 and 2008, the Company paid $61,000 and $100,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

10 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill finish L-DOS47, with Chesapeake Biological Laboratories Inc. (“CBL”).  CBL is a wholly owned subsidiary of Cangene Corporation.  Cangene Corporate is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc.

The Company had the following related party transactions:

	For the three months ended October 31
	2009	2008
Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	$61	$100

Contracted fill finish services with Chesapeake Biological Laboratories Inc., a wholly owned subsidiary of Cangene Corporation	$150	$36

7.      Segmented information
Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal quarters ended October 31:

	2009	2008

Canada:
Product revenue	$832	$876
License fee and royalty revenue	-	-
United States:
Project revenue	71	45
License fee and royalty revenue	-	89
Europe:
Product revenue	-	-
License fee and royalty revenue	117	109
	$1,020	$1,119

11 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the percentage of total revenue and accounts receivable as at October 31 represented by two customers:

	2009	2008

Percent of total revenue represented by two customers	46%	43%
Percent of total accounts receivable represented by two customers	27%	56%

The following table summarizes the Company’s assets by geographic region:

	At October 31, 2009				At July 31, 2009
	Cash and Equivalents	Accounts Receivable	Inventory	Capital Assets	Cash and Equivalents	Accounts Receivable	Inventory	Capital Assets

Geographic region:
Canada	$21,020	$455	$867	$1,370	$11,767	$545	$858	$1,391
United States	-	-	-	586	-	-	-	418
Europe	2,520	723	-	-	2,727	508	-	-
	$23,540	$1,178	$867	$1,956	$14,494	$1,053	$858	$1,809

8.      Contingent liability
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Consequently, no amounts have been accrued in these financial statements relating to this indemnification.

9.      Capital risk management

The Company’s main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete its clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

12 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.  The Company’s objectives in managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures.  The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

In the management of capital, the Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

10.           Financial risk management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:
(i)	Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar.  Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

13 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars.  The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar’s rapid appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars.  As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.

Balances in foreign currencies at October 31, 2009 are as follows:

	Euro Dollars	U.S. Dollars	Pound Sterling

Cash and cash equivalents	1,944	351	-
Accounts receivable	453	-	-
Accounts payable and accrued liabilities	447	588	46

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

(ii)	Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis.  The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers’ Acceptances.

Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

(b)	Credit risk:
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The carrying value amount of financial assets recorded in the Company’s consolidated financial statements, net of any allowances or

14 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

reserves for losses, represents our estimate of maximum exposure to credit risk.  Accounts receivable are net of allowance for doubtful accounts of $6,000 at October 31, 2009 (July 31, 2009 – $7,000).  The Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

(c)	Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.  In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at October 31, 2009:

	Carrying amount	Less than one year	Greater than one year

Accounts payable and accrued liabilities	$2,827	$2,815	$12

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11.           Comparative figures

The comparative interim consolidated financial statements for the quarter ended October 31, 2008 have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.  Specifically, sales and marketing expenses for the quarter ended October 31, 2008 have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Loss.  In prior quarterly consolidated financial statement disclosures, sales and marketing expenses were included in operating, general and administration expenses.

12.           Differences between generally accepted accounting principles in Canada and the USA:

The unaudited interim consolidated financial statements as at and the three months ended October 31, 2009 and 2008 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in some respects from accounting principles generally accepted in the

15 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and deficit and consolidated balance sheets.

(a)	Consolidated statements of operations, deficit and comprehensive income (loss):

	For the three months ended October 31
	2009	2008

Loss per Canadian GAAP	$(3,473)	$(2,321)

Loss per United States GAAP	$(3,473)	$(2,321)

Comprehensive income (loss) in accordance with US GAAP$	$(3,473)	$(2,321)

Basic and diluted loss per common share under United States GAAP	(0.06)	(0.05)

Weighted average number of common shares under United States GAAP	56,991,911	48,518,813

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.  There were no reconciling differences between Canadian GAAP and U.S. GAAP for the three month periods ended October 31, 2009 and 2008.

(b)	Consolidated balance sheets:

	As at October 31, 2009		As at July 31, 2009
	Canada	United States	Canada	United States
Shareholders’ equity:
Common stock (iv)	90,118	91,471	81,576	81,990
Share purchase warrants (iv)	3,102	2,183	47	67
Stock options (v), (vi)	3,546	2,514	3,386	2,354
Contributed surplus (v), (vi)	4,792	3,920	4,792	3,920
Deficit, end of period (i), (ii), (iii),(iv), (v), (vi)	76,267	74,797	72,794	71,324

16 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(i) Comprehensive Income
Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income (“OCI”) represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company’s fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has been in effect for fiscal years ending after December, 15, 1998.  The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(ii) Acquired technology:
Canadian GAAP requires the capitalization and amortization of certain acquired research and development costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, previously acquired research and development costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.  As at July 31, 2009, the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP.

(iii) Income taxes:
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The impact would be higher research and development expense and an income tax recovery of $nil for the year ended July 31, 2009 (2008 - $nil; 2007 - $244,000) with no net impact to loss for the year or loss per share.

(iv) Warrants
Under Canadian GAAP, common shares and share purchase warrants are presented separately as components of shareholders' equity. The Company allocated the gross proceeds to common shares based on residual value after having determined the valuation of warrants based on the Black-Scholes model.

Under United States GAAP, though common shares are presented as a component of shareholders’ equity, share purchase warrants may be presented as a liability if they do not meet the criteria of EITF 00-19 for equity classification.  Since the share purchase warrants issued by the Company do meet the EITF 00-19, they have also been included as a separate component of shareholders’ equity.  Under United States GAAP, the gross proceeds are allocated between the warrants and the commons shares based on relative fair value.

The related issuance costs under both Canadian and United States GAAP were allocated on a pro rata basis to the common shares and the warrants.

(v) Stock-based compensation to non-employees:

17 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

The Company had not issued any options to non-employees as at August 1, 2003.  There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

(vi) Stock-based compensation to employees:
Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. Some of the Company's awards have vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.  There was previously a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance based options granted to employees prior to August 1, 2005 under United States GAAP compared to the fair value measurement of such awards under Canadian GAAP.  The Company’s estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense:

For the three months ended October 31	2009	2008
Research and Development	$63	$-
Operating, general and administration	78	-
Sales and marketing	19	-

	$160	$-

(c)	Consolidated statements of cash flows:

18 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

There are no differences between United States and Canadian GAAP as it relates to cash provided (used in) financing and investing activities.  The increase in cash and cash equivalents for the fiscal quarters ended October 31, 2009 and 2008 are the same for United States GAAP to that reported under Canadian GAAP.

(d)	Changes in accounting policy:
(i)	Collaborative Arrangements:
In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company. The adoption of EITF Issue No. 07-1 did not have any impact on the Company’s interim consolidated financial statements.

(ii)	Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock
In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception described in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 13”) can be applied.  This issue was effective for the fiscal year beginning August 1, 2009 for the Company. The adoption of EITF Issue No. 07-5 did not have any impact on the Company’s interim consolidated financial statements.

(iii)	Business Combinations:
FASB statement No. 141, Business Combinations (revised 2007) (“SFAS 141”), requires the use of fair value accounting for business combinations.  Equity securities issued as consideration in a business combination will re recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agrees to an announces.  In addition, transaction costs must be expensed under the new standard.  The new statement was effective on August 1, 2009 for the Company.  The adoption of SFAS 141 did not have any impact on the Company’s interim consolidated financial statements.

(iv)	Non controlling Interests in Consolidated Financial Statements:
FASB statement No. 160, Non controlling Interests in Consolidated Financial Statements - an Amendment of ACB No. 51 (“FASB 160”).  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standard requirements.  The new statement was effective on August 1, 2009 for the Company.  The adoption of FASB 160 did not have any impact on the Company’s interim consolidated financial statements.

(v)	Disclosure about Derivative Instruments and Hedging Activities

19 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

FASB statement No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”) amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  The Company adopted the provisions of SFAS 161 on August 1, 2009. The adoption of SFAS 161 did not have any impact on the Company’s interim consolidated financial statements

(e)	Recent accounting pronouncements issued and not yet adopted:
(i) FASB statement No. 168, Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"), replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company is currently assessing the impact of SFAS 168, on the Company’s consolidated financial position, results of operations and cash flows.

f)	Consolidated statement of shareholders’ equity in accordance with U.S. GAAP:

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balances, July 31, 2009	$81,990	53,175,335	$67	3,400,000	$2,354	3,920	$(71,324)	$56	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common Stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Stock based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$91,471	59,800,335	$2,183	10,025,000	$2,514	3,920	$(74,797)	49	25,340

20 of 21

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

	Common shares		Warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Other comprehensive income	Total shareholders' equity
Balances, July 31, 2008	$72,398	46,375,335	$–	–	$1,761	$3,491	$(57,222)	$94	$20,522
Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common Stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Stock option expired, unexercised	–	–	–	–	(198)	198	–	–	–
Balances, October 31, 2008	$81,990	53,175,335	$67	3,400,000	$1,563	$3,689	$(59,543)	$34	27,800

21 of 21